Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke HM 08, Bermuda

June 30, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:         Jeffrey P. Riedler

RE:	Endurance Specialty Holdings Ltd.
Registration Statement on Form S-4, as amended
File No. 333-196596

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Endurance Specialty Holdings Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. Eastern Time on June 30, 2014, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its outside counsel Todd E. Freed at (212) 735-3714, followed by written confirmation to the addresses listed on the cover page of the Registration Statement.

Sincerely,

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
Name:	John V. Del Col
Title:	General Counsel and Secretary

cc:	Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)